						Exhibit 12.1
						6/17/2009
GULF POWER COMPANY
Computation of ratio of earnings to fixed charges for
the five years ended December 31, 2008
and the year to date March 31, 2009

						Three
						Months
						Ended
Year ended December 31,						March 31,
	2004	2005	2006	2007	2008	2009
--------------------------------------------------Thousands of Dollars--------------------------------------------------
EARNINGS AS DEFINED IN ITEM 503 OF REGULATION S-K:
Earnings before income taxes	$108,135	$120,951	$124,582	$135,082	$158,651	$25,493
Interest expense, net of amounts capitalized	34,925	40,317	44,133	44,680	43,098	9,832
Distributions on mandatorily redeemable preferred securities	1,113	0	0	0	0	0
AFUDC - Debt funds	819	515	160	1,048	3,973	1,920
Earnings as defined	$144,992	$161,783	$168,875	$180,810	$205,722	$37,245

FIXED CHARGES AS DEFINED IN ITEM 503 OF REGULATION S-K:
Interest on long-term debt	$27,693	$29,718	$28,863	$36,351	$41,174	$10,283
Interest on affiliated loans	3,530	5,018	6,887	4,510	739	38
Interest on interim obligations	241	1,472	3,713	169	513	323
Amort of debt disc, premium and expense, net	3,050	2,963	2,894	2,837	2,755	661
Other interest charges	1,230	1,661	1,936	1,861	1,890	447
Distributions on mandatorily redeemable preferred securities	1,113	0	0	0	0	0
Fixed charges as defined	$36,857	$40,832	$44,293	$45,728	$47,071	$11,752

RATIO OF EARNINGS TO FIXED CHARGES	3.93	3.96	3.81	3.95	4.37	3.17